

September 21, 2010

Mr. H. Eric Bolton, Jr.
Chairman of the Board of Directors, President and Chief Executive Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee, 38138

> **Re:** **Mid-America Apartment Communities, Inc.**
> **Form 10-K**
> **Filed February 25, 2010**
> **File No. 001-12762**

Dear Mr. Bolton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

10-K for the year ended December 31, 2010

Item 2. Properties, page 16

1.   Please tell us how you calculated the monthly rent amounts and average occupancy shown for each of your properties in the table. Confirm that you will provide similar clarification in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008, page 31

2.   We note that your discussion of revenues refers to a decrease in average effective rent per unit in 2009 over 2008. Please tell us how you calculate "average effective rent per unit," and confirm that you will provide similar disclosure in your future filings.

Definitive Proxy Statement filed April 12, 2010

Compensation Discussion & Analysis

Annual Bonus/Short-Term Incentive, page 25

3.   We note that your statement: "The individual goals include completing annual strategy objectives and maintaining ethical leadership." Please explain what the "annual strategy objectives" are and how the compensation committee determined that each of the named executive officers had reached 100% of their individual goals.

4.   With respect to Mr. Grimes and Mr. Taylor, please clarify the relationship between the bonus performance target levels based on the "FFO per share growth target" as compared to the performance target levels based on "same store GOI growth target" and the impact of these target levels on overall bonus opportunity. The bonus opportunity table on page 26 does not appear to contemplate more than one metric. Provide this disclosure in future filings and tell us how you plan to comply.

Election of Directors, page 43

5.   Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director. Provide this disclosure on a director-by-director basis. Include the disclosure in your future filings and tell us how you plan to comply.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Eric Bolton, Jr.
Mid-America Apartment Communities, Inc.
September 2, 2010
Page 3

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director